AM 3-23-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041238

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 8 2005

SEC FILE NUMBER
8-44632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Roberts Mitani, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
145 West 57th Street, 21st Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Roberts 212-582-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg, Neuwirth & Kuchner
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1600	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AM 3-23-2005

AM 3-23-2005

OATH OR AFFIRMATION

I, JEFFREY OH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts Mitani, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public

TAMMY M LEE
QUALIFIED IN THE STATE OF NEW YORK
REGISTRATION #02LE6021568
EXPIRATION 03/15/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERTS MITANI, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

AND INDEPENDENT AUDITORS' REPORT

*** PUBLIC REPORT ***

ROBERTS MITANI, LLC
145 West 57th Street
New York, NY 10019

February 21, 2005

I, Jeffrey Oh, Member, Roberts Mitani LLC, do hereby affirm that, to the best of my knowledge and belief, the attached financial statements as of December 31, 2004 and 2003 and the supplementary schedules are true and correct, and that the corporation does not carry any customer securities or handle their cash in any way.



Jeffrey Oh
Member


RNK

INDEPENDENT AUDITORS' REPORT

To The Members
Roberts Mitani, LLC
New York, New York

We have audited the accompanying balance sheets of Roberts Mitani, LLC as of December 31, 2004 and 2003, and the related statements of operations, changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts Mitani, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary Schedules are presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Neuwirth Kuchner

February 21, 2005

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

ROBERTS MITANI, LLC

BALANCE SHEETS

ASSETS

	December 31, 2004	December 31, 2003
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$ 94,471	$ 94,165
Accounts receivable	26,400	4,675
Prepaid expenses	-	12,375
Warrants (Note 1)	4,594	4,509
Investments in securities (Note 1)	41,716	48,111
Prepaid unincorporated business (Note 1)	-	31,725
TOTAL CURRENT ASSETS	167,181	195,560
FIXED ASSETS, net of accumulated depreciation of $17,554 in 2004 and $13,333 in 2003 (Note 1)	3,549	7,770
RENTAL SECURITY DEPOSITS	30,260	30,260
	$200,990	$233,590

LIABILITIES AND MEMBERS' CAPITAL

	2004	2003
CURRENT LIABILITIES:		
Accrued expenses	$ 21,862	$ 36,586
Accrued NYC unincorporated business tax	5,200	-
Due to profit sharing plan (Note 3)	10,000	10,000
TOTAL CURRENT LIABILITIES	37,062	46,586
SUB-TENANT SECURITY DEPOSIT	15,130	15,130
COMMITMENTS (Note 4)		
MEMBERS' CAPITAL	148,798	171,874
	$200,990	$233,590

See notes to financial statements

ROBERTS MITANI, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Roberts Mitani, LLC (the "Company") was organized on January 14, 1992 under the laws of the State of Delaware. The Company has been in the business of acting as a registered broker-dealer.

Financial Statements

Revenue is recognized when earned and expenses are recognized when they are incurred and include only those assets, liabilities and results of operations related to the business of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from those estimates.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members in their individual returns.

Income taxes consist solely of New York City unincorporated business tax.

Depreciation and Fixed Assets

Fixed assets consisting of furniture, fixtures and equipment are stated at cost at date of acquisition. Depreciation of fixed assets is computed by straight-line method over the estimated useful lives of the assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Investments

Marketable security investments are recorded on a trade date basis and are reflected in the balance sheet at market value.

Securities in which quotations are not readily available are valued at amounts representing fair values using methods as determined in good faith by management.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and short-term highly liquid investments with a maturity of three months or less when purchased.

Warrants

The warrants are not publicly traded as of December 31, 2004 and are valued at amounts representing fair values determined in good faith by management.

2. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Rule 15c3-3 requires the maintenance of a "minimum net capital" and prohibits the Company from engaging in any security transaction whenever its "aggregate indebtedness" exceeds fifteen times its "net capital", as defined. At December 31, 2004 and 2003 the Company had a net capital of $72,643 and $67,301, respectively which exceeded required net capital by $67,643 and $62,301 respectively. The Company's net capital ratios were 0.72:1 and 0.92:1 for 2004 and 2003, respectively.

3. PROFIT SHARING PLAN

The Company started a profit sharing plan in 1998, which covers members electing to participate in the plan with a maximum contribution of 15% during a calendar year. The contribution is voluntary and may range from 0% to 15% based on the decision of management.

4. COMMITMENTS AND RELATED PARTY

The Company leases office space through October 31, 2005 with a fixed annual rate of $181,560. The Company subleases some of the space through October 31, 2005, $30,260 was received from a company with common ownership.

5. CONCENTRATIONS

Financial instruments which potentially subject the Company to a concentration of credit risk are money market accounts and checking accounts with major financial institutions. These financial institutions have strong credit ratings and management believes that credit risk related to those accounts are minimal.

Fee income was earned from 12 clients in 2004 and from 7 clients in 2003.

In 2004 fee income of $ 219,984 was earned from one client.

ROBERTS MITANI, LLC

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2004

Roberts Mitani, LLC does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.



To the Members of
Roberts Mitani, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Roberts Mitani, LLC ("the Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 21, 2005

New York, New York